POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of POWERNOVA TECHNOLOGIES CORPORATION (the “Company”) will be held at #1620, 1185 West Georgia Street, Vancouver, British Columbia, on Monday, August 24, 2009 at 11:00 a.m. (Vancouver time) to transact the usual business of an annual meeting and for the following purposes:

1.

To receive and consider the financial statements of the Company, together with the auditor’s reports thereon, for the fiscal years ended May 31, 2004, May 31, 2005, May 31, 2006, May 31, 2007 and May31, 2008;

2.

To fix the number of directors for the ensuing year at four (4) persons;

3.

To elect the directors to hold office until the next annual meeting of the Company;

4.

To appoint the auditors for the Company to hold office until the next annual meeting of the Company;

5.

To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

6.

To approve the Stock Option Plan; and

7.

To transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and mail it to or deposit it with Global Corporate Compliance, Suite 1620, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.  In order to be valid and acted upon at the Meeting, the forms of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only shareholders of record at the close of business on July 17, 2009 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders.

Dated at Vancouver, British Columbia, this 17th day of July, 2009

By order of the Board of Directors

of POWERNOVA TECHNOLOGIES CORPORATION

"Stuart Lew"

Stuart Lew,

Chief Executive Officer